Filed pursuant to Rule 433

Registration No. 333-165263

April 24, 2012

Pricing Term Sheet

Relating to Preliminary Prospectus Supplement Dated April 24, 2012 of

Plains Exploration & Production Company

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement referenced above. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan at (800) 245-8812, Barclays at (888) 603-5847, BMO Capital Markets at (800) 414-3627, Goldman, Sachs & Co. at (866) 471-2526, Scotiabank at (800) 372-3930 or Wells Fargo Securities at (800) 326-5897.

Issuer:		Plains Exploration & Production Company
Security Description:		Senior Notes
Distribution:		SEC Registered
Face:		$750,000,000
Gross Proceeds:		$750,000,000
Net Proceeds (Before Expenses):		$738,750,000
Coupon:		6.125%
Maturity:		June 15, 2019
Offering Price:		100.000%
Yield to Maturity:		6.125%
Spread to Treasury:		+479 basis points
Benchmark:		UST 3.125% due May 15, 2019
Interest Pay Dates:		June 15 and December 15
Beginning:		December 15, 2012
Equity Clawback:		Up to 35% at 106.125%
Until:		June 15, 2015
Optional Redemption:		Make-whole call @ T+50 bps prior to June 15, 2016, then on or after:
		June 15, 2016 June 15, 2017 June 15, 2018 and thereafter	103.063% 101.531% 100.000%
Change of Control:		Put @ 101% of principal plus accrued interest
Trade Date:		April 24, 2012
Settlement Date:	(T+3)	April 27, 2012
CUSIP:		726505AM2
ISIN:		US726505AM20
Ratings:*		B1/BB-
Denominations:		2,000 × 1,000
Bookrunners:		J.P. Morgan Barclays BMO Capital Markets Goldman, Sachs & Co. Scotiabank Wells Fargo Securities
Senior Co-Managers:		TD Securities Lloyds Securities Citigroup ING Morgan Stanley RBC Capital Markets RBS Capital One Southcoast

Co-Managers:		UBS Investment Bank Comerica Securities US Bancorp Mitsubishi UFJ Securities

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalization

The following table sets forth our capitalization and cash balance as of December 31, 2011:

•	on a consolidated historical basis; and

•

as adjusted to reflect the issuance and sale of $750,000,000 in aggregate principal amount of notes in this offering and application of the estimated net proceeds to repay borrowings under our senior revolving credit facility and for general corporate purposes, including to redeem the outstanding 2017 Notes

You should read our historical financial statement and notes that incorporated by reference into the Preliminary Prospectus Supplement.

(Dollars in thousands)	Historical	At December 31, 2011
		As Adjusted
Cash and cash equivalents	$419,098	$419,098

Long-term debt
Senior revolving credit facility (1)	735,000	78,208
POI senior credit facility(2)	—	—
7 3/4% senior notes due 2015	79,281	79,281
10% senior notes due 2016(3)	175,385	175,385
7% senior notes due 2017(4)	76,901	—
7 5/8% senior notes due 2018	400,000	400,000
8 5/8% senior notes due 2019(5)	394,385	394,385
New senior notes offered hereby due 2019	—	750,000
7 5/8% senior notes due 2020	300,000	300,000
6 5/8% senior notes due 2021	600,000	600,000
6 3/4% senior notes due 2022	1,000,000	1,000,000

Total long-term debt	3,760,952	3,777,259
Stockholders’ equity(6)	3,264,636	3,262,576
Noncontrolling interest:
Preferred stock of subsidiary	430,596	430,596

Total equity	3,695,232	3,693,172
Total capitalization	$7,456,184	$7,470,432

(1)	As of December 31, 2011, we had commitments under our senior revolving credit facility of $1.4 billion, of which $664 million was available.
(2)	As of December 31, 2011, the POI senior credit facility had $300 million in commitments and no outstanding borrowings.
(3)	The balance is reflected net of unamortized discount of $9.5 million.
(4)	Assumes that the entire principal amount of the 7% senior notes due 2017 is redeemed at a redemption price of 103.5%, which includes estimated accrued interest of $1.1 million.
(5)	The balance is reflected net of unamortized discount of $5.6 million.
(6)	Retained earnings has been reduced by an estimated after-tax loss of $2.1 million and includes the write-off of $377 thousand in deferred financing charges related to the redemption of 2017 Notes, assuming the redemption occurred on May 29, 2012.

Ranking

As of December 31, 2011, on a pro forma basis after giving effect to the issuance and sale of the notes and the application of the net proceeds thereof to repay borrowings under our senior revolving credit facility and for general corporate purposes, including to redeem the outstanding 2017 Notes, we would have had total indebtedness of approximately $3.78 billion ($78.2 million of which would have been secured) excluding approximately $1.2 million in letters of credit outstanding under our senior revolving credit facility, and we would have had approximately $1.32 billion and $300 million in additional secured borrowing capacity under our senior revolving credit facility and the POI senior credit facility, respectively. In addition, our subsidiary POI, which will not guarantee the notes, has 450,000 shares of 8% convertible perpetual preferred stock outstanding with an aggregate liquidation preference of at least $562.5 million plus accrued and unpaid dividends. For more information regarding this liquidation preference, see “Liquidity and Capital Resources” in our Annual Report on Form 10-K for the year ended December 31, 2011.

As of December 31, 2011, on a pro forma basis after giving effect to the issuance and sale of the notes and the application of the net proceeds thereof to repay borrowings under our senior revolving credit facility and for general corporate purposes, including to redeem the outstanding 2017 Notes, the Subsidiary Guarantors would have had approximately $3.78 billion in total combined consolidated Indebtedness outstanding, and approximately $1.32 billion would have been available for borrowing under the Senior Credit Agreement, which is guaranteed by the Subsidiary Guarantors, and approximately $300 million would have been available for borrowing under the POI Credit Agreement.

3